

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

April 25, 2008

Bradley S. Forsyth
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, California 91998

> **RE:** **Willis Lease Finance Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 1-15369**

Dear Mr. Forsyth:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

2. On page 18, you indicate that beginning July 1, 2006 you changed the depreciation estimate related to the residual value of certain engines for which marketability has improved in the prior year. You also indicate that beginning April 1, 2007 you changed the depreciation estimate related to certain older engine types in your portfolio. Please revise your disclosure to include the effect on net income and any related per share amounts of the current period as required by paragraph 22 of SFAS 154.

Item 9A – Controls and Procedures, page 25

3. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Financial Statements

(1) Organization and Summary of Significant Accounting Policies, page 36

(c) Accounting for Planned Major Maintenance Activities, page 36

4. Through 2006, use fees received were recorded as a maintenance reserve liability until such time as maintenance costs were reimbursed to the lessee or incurred by you after the end of the lease. Commencing in 2007 and applied retrospectively, use fees received are recognized in revenue as maintenance reserve revenue if they are not reimbursable to the lessee. Your expenditures for maintenance are expensed as incurred. The change in accounting policy resulted in a revision of depreciation estimates for some engines. Please help us further understand your accounting for use fees. Please address the following:
    *   Your disclosures indicate that the change in accounting of use receives is related to your adoption of FSP AUG-AIR 1. Please help us understand how the guidance in this FSP led to your change in accounting;
    *   Please help us understand how the change in accounting policy led to a revision of depreciation estimates for some engines; and
    *   Please tell us which accounting literature you used through 2006 as well as which accounting literature you are currently using to determine the appropriate accounting for use fees. Please provide us with a comprehensive explanation of how your accounting complies with the corresponding accounting literature. The explanation for your current accounting should

address how you determined it was appropriate to present these amounts as revenue as well as the timing of when you record these amounts as revenue.

(j) Property, Equipment and Furnishings, page 39

5. You indicate that leasehold improvements are recorded at cost and depreciated by the straight-line method over the lease term. Please confirm that leasehold improvements are depreciated over the shorter of the lease term or useful life of the leasehold.

(l) Restricted Cash, page 39

6. It appears that you reflect changes in restricted cash as cash flows from operating activities as well as in cash flows from financing activities. Please disclose how you determine which category of cash flows to reflect the change in accordance with SFAS 95.

(4) – Note Payable, page 43

7. Interest on the Series A2 and Series B2 notes is determined by taking one-month LIBOR plus a stated margin. On page 44, you indicate that on July 25, 2007, the margin on the Series A2 notes was reduced from 1.50% to 1.25% and the margin Series B2 note margin was reduced from 6.00% to 2.75%. Please tell us how you accounted for the modification of the margins for these notes. Please tell us what consideration you gave to EITF 96-19 in your analysis of the accounting for this modification.

8. Your investment banker is the holder of the 2008 Series B1 notes and retains the right to sell the notes in the open market in the event that the notes are not re-sold to other investors prior to April 30, 2008. In the event a sale of the notes takes place, you are obligated to pay to your investment banker the difference between the amount paid by them for the 2008 Series B1 notes and the amount realized from the sale of the notes, net of accrued interest. You state that this amount will be recorded as an expense in the period. Please tell us what consideration you gave to FIN 45 in accounting for this right held by the investment banker.

(5) – Derivative Instruments, page 45

9. On page 38, you indicate that all of the transactions that you have designated as hedges are cash flow hedges. Please disclose the estimated net amount of the existing gains or losses as of the end of the period that is expected to be reclassified into earnings within the next 12 months as required by paragraph 45(b)(2) of SFAS 133.

(13) – Related Party and Similar Transactions, page 50

10. On pages 6, 11, 24 and 50, you indicate that your Board of Directors approved rent deferrals and these deferrals have been accounted for as a reduction in lease revenue in the period. Please tell us how you determined that these deferrals should be accounted for as reductions in lease revenue for the period. Please cite the accounting literature used to support your conclusion. Please also tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

Exhibits 31.1 & 31.2

11. We note that you have replaced the word "report" with "annual report" in paragraphs 2, 3, and 4 of your certifications. In future filings, please revise your certifications to include the word "report" instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief